December 5, 2025

VIA EDGAR

Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	VELA Funds (the “Registrant”)

File Nos. 333-239642; 811-23585

Dear Ms. Vroman-Lee:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 11 (“PEA 11”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on September 29, 2025, with respect to a new series of the Registrant, the VELA Small-Mid Cap Fund (the “Fund”).

In connection with this response letter, and on or around December 12, 2025, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 11 in response to the Staff’s comments; (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 20, 2025 to PEA 11, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 11.

1.	Staff Comment: The Staff notes that “Large Cap Companies Risk” and “Derivatives Risk” are included as principal risks of the Fund, but the discussion of the Fund’s principal investment strategies does not include disclosure regarding the Fund’s investments in derivatives or large cap companies. Please align the principal risks and strategies disclosure for consistency.

Registrant’s Response: Comment complied with.

2.	Staff Comment: The “Sector Emphasis Risk” includes that the Fund, from time to time, may invest 25% or more of the Fund’s assets in one or more sectors. Please disclose any known sectors in which the Fund intends to invest in excess of 25% of its assets.

Registrant’s Response: While the Registrant anticipates that at inception the Fund will invest approximately 25% of its assets in the industrial sector, investing 25% or more of the Fund’s assets in a particular sector is not part of the Fund’s principal investment strategies. For that reason, the Registrant believes that the “Sector Emphasis Risk” is appropriate as currently included, and will periodically monitor the Fund’s investments to seek to confirm whether any additional sector related disclosure is appropriate in the future.

3.	Staff Comment: The “Additional Information About Principal and Non-Principal Investment Strategies and Principal and Non-Principal Risks – Other Investments” section of the Fund’s

U.S. Securities and Exchange Commission

Division of Investment Management

December 5, 2025

prospectus includes that the Fund’s policy to invest at least 80% of its net assets in U.S. equity securities with small-mid market capitalizations that the Adviser believes are undervalued is a non-fundamental investment policy. Please include disclosure regarding this policy to the list of the Fund’s non-fundamental policies in the Fund’s SAI.

Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel to the Registrant, at (303) 892-7381 and Peter.Schwartz@davisgraham.com.

Sincerely,

/s/Jesse Hallee

Secretary

VELA Funds

cc:        Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Jason Job

Lisa Wesolek